Exhibit 99.3

CONSENT OF QUALIFIED PERSON

December 17, 2015

I, William E. Roscoe, Ph.D., P.Eng., do hereby consent to the public filing of the report titled “Technical Report on a Mineral Resource Estimate for the Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada” (the Technical Report), prepared for Denison Mines Corp. and dated November 25, 2015, and to the use of extracts from, or the summary of, the Technical Report in the press release of Denison Mines Corp. dated November 3, 2015 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “William E. Roscoe”

William E. Roscoe, Ph.D., P.Eng.

Email: William.Roscoe@rpacan.com

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